U. S. Securities and Exchange Commission
                           Washington, D. C. 20549


                                    FORM 4


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person
          Corey, H. Allen
          633 Chestnut Street
          Chattanooga, TN  37450-1800

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund VII-B, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          December 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Secretary and Director.

                                   TABLE I

1.   Title of Security
          Limited partnership interest

                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
12-16-97    P      6.00       A      $169.25  1,389.50      I           *
12-24-97    P     10.00       A      $161.61  1,399.50      I           *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Secretary and Director.


Date: January 2, 1998                     /s/ H. Allen Corey
                                          ---------------------------------
-----
                                         H.  Allen  Corey,  Secretary  and
                                         Director  of Southwest Royalties,
                                         Inc.    the   Managing    General
                                         Partner